EX 99.28 (d)(1)(xi)

Amendment to
Curian/Van Eck International Gold Fund Ltd. Investment Advisory Agreement between
Curian Capital, LLC, Curian/Van Eck International Gold Fund Ltd.,
and Curian Variable Series Trust

This Amendment is made by and between Curian Capital, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Curian/Van Eck International Gold Fund Ltd., an exempt company organized under the Companies law of the Cayman Islands (the “Company”), and a wholly-owned subsidiary of Curian/Van Eck International Gold Fund (the “Fund”), a series of the Curian Variable Series Trust, (the “Trust”), an open-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act");

Whereas, the Adviser, Company, and Trust are parties to an Investment Advisory and Management Agreement dated July 1, 2013, as amended (“Agreement”), whereby the Adviser agreed to serve as the investment adviser and business manager for the Company.

Whereas, the parties have agreed to amend Section 8, “Duration and Termination,” in order to clarify the annual approval date of the Agreement.

Now Therefore, the parties hereby agree to amend the Agreement as follows:

Section 8, “Duration and Termination,” is deleted and replaced in its entirety with the following:

8. Duration and Termination

This Agreement will become effective as to the Company upon execution or, if later, the date that initial capital for the Company is first provided to it, and unless sooner terminated as provided herein, will continue in effect through December 31, 2014.  Thereafter, if not terminated, this Agreement shall continue in effect through December 31st of each successive year following the initial period, provided that such continuation is specifically approved at least annually by the Board.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty (60) days’ written notice by the Adviser.  This Agreement will immediately terminate in the event of its assignment.  Sections 9 and 10 herein shall survive the termination of this Agreement.

In Witness Whereof, the Adviser, Company, and Trust have caused this Amendment to be executed as of December 16, 2013 effective as of December 31, 2013.  This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Curian/Van Eck International Gold Fund Ltd.

Attest:	/s/ Angela R. Burke	By:	/s/ Daniel W. Koors
	Angela R. Burke		Daniel W. Koors
		Title:	Director, Chief Financial Officer, and Treasurer

Curian Variable Series Trust, on behalf of its series, Curian/Van Eck International Gold Fund

Attest:	/s/ Angela R. Burke	By:	/s/ Daniel W. Koors
	Angela R. Burke		Daniel W. Koors
		Title:	Chief Financial Officer and Treasurer

Curian Capital, LLC

Attest:	/s/ Angela R. Burke	By:	/s/ Michael A. Bell
	Angela R. Burke		Michael A. Bell
		Title:	President and Chief Executive Officer